miax®

February 10, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Sapphire, LLC ("SAPPHIRE")
Amendment 2026-3 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2026-3 to the Form 1 Application of SAPPHIRE, which includes the following changes:

Exhibit C – Updated business description of The International Stock Exchange Group Limited; updated committees of The International Stock Exchange Authority Limited

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 02/10/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Sapphire, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

26000079

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Sapphire, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 04/06/23 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: February 10, 2026

By: *Barbara J Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 10th day of February, 2026.

Kristine A Kramer
Notary Public of the State of New Jersey

KRISTINE A KRAMER
Notary Public, State of New Jersey
Comm. # 50240447
My Commission Expires 12/15/2030

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. *Name*: The International Stock Exchange Group Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Limited; Certificate of Change of Name to The International Stock Exchange Group Limited on March 6, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global, LLC, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG"). TISEG is the sole owner of The International Stock Exchange Authority Limited ("TISEA").

5. *Brief description of business or functions*: TISEG is a holding company that holds all of the issued and outstanding shares of TISEA. TISEG, via its subsidiary, TISEA, provides financial markets and securities services to companies globally. TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange, known as The International Stock Exchange ("TISE"). TISE's Qualified Investor Bond Market ("QIBM") is a leading market in Europe for listing high yield bonds, private equity debt and has a growing reputation for listing securitization transactions. TISE also has a pool of investment funds, a significant share of the market for listed UK Real Estate Investment Trusts ("REITs") and hosts a sustainable finance segment, TISE Sustainable. TISEG is headquartered in Guernsey, Channel Islands.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Memorandum of Incorporation dated November 14, 2013, Certificate of Name Change dated March 6, 2017, and Articles of Incorporation dated April 24, 2025, are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of The International Stock Exchange Group Limited</u>

Name	Title
Cees Vermaas	Chief Executive Officer and Director
Robbie Andrade	Chief Operating Officer
Andrew Watchman	Chief Financial Officer and Director
Emily Humphry	Chief Governance Officer and Company Secretary

<u>Directors of The International Stock Exchange Group Limited</u>

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert
Caroline Mackenzie Kennedy
Cees Vermaas (Executive Director)
Andrew Watchman (Executive Director)

<u>Committees of The International Stock Exchange Group Limited</u>

TISE Risk Committee
Nicholas Bayley (Chair)
Philip Braun
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. THE INTERNATIONAL STOCK EXCHANGE AUTHORITY LIMITED

1. *Name*: The International Stock Exchange Authority Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Authority Limited; Certificate of Change of Name to The International Stock Exchange Authority Limited on April 26, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global, LLC, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG"). The International Stock Exchange Authority Limited ("TISEA") is a wholly-owned subsidiary of TISEG.

5. *Brief description of business or functions*: TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange under the Protection of Investors (Bailiwick of Guernsey) Law, 2020. TISEA acts as the frontline regulator for The International Stock Exchange ("TISE").

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Certificate of Change of Name dated April 26, 2017, and Memorandum and Articles of Incorporation dated November 14, 2013 are attached

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The International Stock Exchange Authority Limited

Name	Title
Cameron Craine	Head of Listings and Director
Jonathan Richards	Head of Market Regulation and Director
Emily Humphry	Chief Governance Officer and Company Secretary

Directors of The International Stock Exchange Authority Limited

Directors
Nicholas Bayley (Chair)
Philip Braun
Cameron Craine (Executive Director)
Jonathan Richards (Executive Director)

Standing Committees of The International Stock Exchange Authority Limited

Listing and Membership Committee
Cameron Craine
Jonathan Richards
Adrian D’Arcy
Josalen Manaloto

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.